Exhibit 99.9

inContact Unveils Newest Release of inContact Agent

Latest release enables inContact customers to drive business results in their contact centers

SALT LAKE CITY – April 20, 2017 – inContact, Inc., a NICE company (Nasdaq:NICE), a leading provider of cloud contact center software, unifying omnichannel routing, workforce optimization and analytics, today announced the latest version of the inContact Agent on the Salesforce AppExchange, empowering businesses to connect with their customers, partners and employees in entirely new ways. This powerful tool provides an intuitive and smooth integrated interface that displays useful contact center functionality and automatically displays key customer data for every customer interaction routed to the agent.

inContact Agent enables contact center agents to handle omnichannel interactions in a consolidated interface, while skills-based routing ensures customers are directed to the best qualified agent to handle their request regardless of channel. Built on the Salesforce Platform and integrated with Service Cloud and Sales Cloud, inContact Agent v6.1 is available now on the AppExchange.

“In today’s competitive environment, companies need to create lasting customer experiences that drive business results in their contact center,” said Paul Jarman, inContact CEO. “inContact Agent enhances the customer experience by connecting the contact center agent to comprehensive Salesforce data, allowing for faster and more customized interactions.”

The latest updates to inContact Agent are designed to streamline the interaction between agent and customer. Integrations with inContact Personal Connection™ Outbound Dialer offer agents the ability to customize their greeting with customer information preview features and customer callback scheduling with time zone selection to eliminate scheduling errors. Updates to the Salesforce capabilities within My Agent Experience (MAX) include tag support for secondary level of contact classification, launch support on all channels to increase efficiency, and support both Salesforce and Salesforce Lighting.

inContact Achieves Platinum ISV Partner Status within the Salesforce Partner Ecosystem
inContact has also achieved Salesforce Platinum ISV Partner status, the top tier of the Salesforce Independent Software Vendor (ISV) Partner Program. Following the numerous accolades from industry analysts of inContact’s market leadership, the elite Platinum ISV Partnership status recognizes the overall success by inContact in the marketplace. As a Platinum partner, inContact and Salesforce will deepen the investment to improve customer service and sales success for their mutual customers. The expanded partnership combines a leading cloud contact center and workforce optimization solutions provided by inContact with the advanced Customer Success Platform and world’s #1 CRM provided by Salesforce.

Additional Information
●	Learn more about available cloud solutions from inContact
●	Follow @inContact on Twitter
●	Become a fan of inContact on Facebook

Salesforce, AppExchange and others are among the trademarks of salesforce.com, inc.

About Salesforce AppExchange
Salesforce AppExchange is the world’s leading enterprise apps marketplace that empowers companies to sell, service, market and engage in entirely new ways. With 3,500 partner apps and more than 4 million customer installs, it is the most comprehensive source of cloud, mobile, social, IoT and data science technologies for businesses.

About inContact, a NICE company
inContact is a cloud contact center software leader, with a complete, easy and reliable solution to help organizations achieve their customer experience goals. Recognized as a market leader by Gartner, IDC, Frost & Sullivan, Ovum and DMG, inContact continuously innovates in the cloud and is a provider that offers a complete solution that includes the customer interaction cloud, an expert service model and the broadest partner ecosystem. inContact is a part of NICE (Nasdaq: NICE), a worldwide leading provider of both cloud and on-premises enterprise software solutions, helping organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 22,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. For more about NICE, visit www.nice.com. To learn more about inContact, visit www.incontact.com.

Media Contact:
Gavin Gustafson
gavin.gustafson@incontact.com
+1-801-320-3323 (MT)

Investors Contact:
Marty Cohen
+1 551 256 5354 (ET)
ir@nice.com

Yisca Erez
+972-9-775-3798 (CET)
NICE Ltd.
ir@nice.com

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Jarman, are based on the current expectations of the management of NICE Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the Company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.